Mail Stop 4561

August 15, 2007

David Matson
Chief Financial Officer
UnionBanCal Corporation
400 California Street
San Francisco, California 94104

      RE: UnionBanCal Corporation
              Form 10-K for Fiscal Year Ended December 31, 2006
              Filed March 1, 2007
              File No. 001-15081

Dear Mr. Matson,

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selected Financial Data, page F-1

1.   We note your disclosure in footnote 8 to the selected financial data table that the allowance for credit loss ratios include the allowances for loan losses and losses on off-balance sheet commitments. Please revise here and throughout the document to exclude the amount of the allowance for losses on off-balance sheet commitments in the calculation of all allowance for credit loss ratios.

2.   Please revise to disclose your long-term obligations. Refer to Instruction 2 to
        Item 301 of Regulation S-K.

Change in the Total Allowances for Credit Losses, page F-26

3.   Please revise here and throughout the document to present your allowance for
        losses on off-balance sheet commitments separately from the allowance for loan
        losses for all periods presented in your document. Refer to paragraph 8(e) of SOP
        01-6.

Note 1 – Summary of Significant Accounting Policies and Nature of Operations

Trading Account Assets, page F-55

4.   Please revise to disclose the following information related to your trading
        activities for the periods presented:

        a.   The amount of trading gains or losses reported in noninterest income.

        b.   The portion of trading gains and losses that relates to trading securities still
             held at the reporting date. Refer to paragraph 21(e) of SFAS 115.

        c.   The amount of trading account liabilities. Also include trading account
             liabilities in your disclosure of the fair value of financial instruments in Note
             18.

Loans Held for Investment, Loans Held for Sale, and Certain Loans Acquired at a
Discount, page F-56

5.   You disclose that deferred net fees and costs related to loans held for investment
        are recognized in interest income generally over the contracted loan term using a
        method that generally produces a level yield on the unpaid loan balance. Please
        revise to disclose which fees and costs are not recognized over the contracted loan
        term and which fees and costs are not recognized using a method that produces a
        level yield on the unpaid loan balance.

Allowance for Loan Losses, page F-57

6.   Based on your disclosures here and on page F-20, we note that your specific
        allowance for impaired loans may be calculated by a method other than one
        prescribed by SFAS 114. Your non-SFAS 114 methodologies include a range of

probable outcomes based on certain qualitative factors that have yet to manifest themselves in the other impairment measurements. Please:

a. Describe for us your non-SFAS 114 methodologies in detail;

b. Identify the qualitative factors you use and tell us why these factors have yet to manifest themselves in your other impairment measurements; and

c. Tell us how your methodology is consistent with the guidance in SFAS 114.

7. For loans specifically identified as impaired, please tell us if you establish an allowance in additional to the one measured under SFAS 114. If you do, please tell us how your policy is consistent with the guidance in Q&A #11 included in EITF Topic D-80.

8. We note you disclose that "impairment is recognized as a component of the existing allowance for loan losses." Please tell us specifically how your SFAS 114 impairment measurement interrelates with your calculations of the formula allowance, the specific allowance and the unallocated allowance. Please provide us an example of how a loan identified as impaired is included in the formula allowance, specific allowance, unallocated allowance and your SFAS 114 impairment allowance.

Intangible Assets, page F-58

9. Please revise to disclose the nature of your "rights-to-expiration" intangible asset and describe the contractual rights provided by this asset.

Foreign Currency Translation, page F-60

10. Please revise to clarify which exchange rates you use related to foreign currency transactions and the translation of foreign currency financial statements.

Note 3 – Securities, page F-67

11. Please refer to the guidance of paragraph 21 of EITF 03-1, which requires that certain information be disclosed as of each balance sheet date presented. Please revise to provide a table of available-for-sale investments with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2005.

12. Please revise here and throughout your filing to clearly and separately classify securities that are legally backed by the full faith and credit of the U.S.

government and those that are not, such as securities issued by government-sponsored enterprises. Additional information is available in Section II.H.2 of the November 30, 2006 Current Accounting and Disclosure Issues in the Division of Corporation Finance Outline available on the SEC's web-site.

Note 5 – Goodwill and Other Intangible Assets, page F-73

13. We note you reduced goodwill by $24 million in 2004 related to a correction of an error in the recognition of deferred taxes related to certain bank acquisitions. Please provide us the facts and circumstances regarding the correction of an error. Specifically tell us if the adjustment occurred during the allocation period and the authoritative guidance on which you rely for your accounting treatment. Refer to paragraphs 40 and 41 of SFAS 141.

Note 12 – Borrowed Funds, page F-86

14. Please revise to disclose the following information related to the assumed mortgage notes related to your administrative facility:

   a. The name of the entity from which you assumed the debt.

   b. Disclosing whether the entity is a related party.

   c. The amount of debt assumed.

   d. The amount of consideration you received for assuming the debt.

   e. The business purposes for assuming the debt.

15. Please revise to disclose the nature of and significant terms of debt included in "Other Borrowed Funds".

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Volley, Senior Accountant, at (202) 551-3437 or me at (202) 551-3851 if you have questions regarding our comments.

Sincerely,

Paul Cline
Senior Accountant